
11006632

Covanta 2010 Annual Report


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WASH, D.C.
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⏮ 20/20 ⏭


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20
20

Twenty years forward.
Twenty years back.

It's how you tend to view things when your business benefits from twenty-year contracts. Coupled with a consistent record of contract renewals, it's a testament to our partnership approach and the quality of our service. We share a vision for a cleaner world by working together to provide clean renewable energy using municipal waste as fuel. This vision set us in motion more than two decades ago and will sustain and propel us through many decades to come.

Looking back, we were in the right place at the right time: the energy crisis of the '70s awakened Americans to the reality that dependence on foreign oil puts us in a precarious position, spurring investment in renewable energy technologies, among them Energy-from-Waste (EfW). By the early '80s, new regulations were forcing antiquated incinerators and local dumps to shut down. Communities were at a crossroads when it came to waste management.

Covanta's predecessor, Ogden Corporation, saw an opportunity to provide long-term EfW services via public-private partnerships. Upon acquiring the North American License for Martin GmbH EfW technology, we entered the business in 1983.



OGDEN





'70s

'80s

October, 1973–Oil embargo has long term effects, including creating awareness of the need for energy conservation.

Antiquated incinerators were shuttered and demolished.

1983–Ogden enters the Energy-from-Waste business when Martin GmbH grants them an exclusive license in North America.

From the beginning, our objective was to provide the best and most reliable EfW service at competitive prices. The first facility we designed, built and operated made its debut in October of 1986 in Tulsa, Oklahoma, setting off a period of heavy growth. By 1993, we operated 21 plants with additional projects in the works.

But our growth wasn't just about volume and geography. We developed and applied new technologies to lower emissions, raise productivity and enhance safety. We blazed an environmental trail in Marion County, Oregon when we constructed the country's first EfW facility combining fabric filter baghouses and dry flue gas scrubbers. In this





TULSA
Oklahoma
THE OIL CITY OF THE WORLD





Local dumps began reaching capacity, with no solutions in sight. The infamous Gar-Barge hauls the same load of trash from New York to Belize—and then back again, before finding a disposal site.

1986–Ogden hosts a commemorative event to mark the opening of our first commercial plant—in Tulsa, Oklahoma.

Marion County, Oregon becomes the first EfW facility in the U.S. to use dry flue gas scrubbers and fabric filter baghouses to control acid gases and particulates.

spirit, we pioneered carbon injection for mercury control in partnership with the United States Environmental Protection Agency (EPA) at our Stanislaus County, California facility and most recently developed our LN™ and VLN™ technologies, enabling Covanta to achieve nitrogen oxide emissions levels 50% or more below permit levels. Achievements such as these helped establish Covanta's reputation as an industry leader among federal and state regulatory agencies.

By the mid-1990s having become an established operator, we codified standards for operations, safety and environmental compliance.


HPOWER

'90s

We reach a significant milestone—50 million tons of municipal waste processed.

1993–Acquisition of assets from Combustion Engineering/ABB includes a facility in Honolulu, Hawaii. Island locations, with limited landfill capacity, are particularly suitable for the EfW process.

1996–We enter the biomass business through several California acquisitions.

Steady increases in efficiency, reliability, energy output and environmental performance followed, serving the company and client communities well. The Clean Air Act Amendment of 1990 required the EPA to establish and periodically update "maximum achievable control technology" (MACT) standards for all EfW facilities. In partnership with our clients, we made substantial investments to retrofit our facilities and thereby achieve lower emissions. The EPA subsequently described the enhanced performance as "outstanding".



80
1S0
Hg
Mercury
200.59







Then
Now

Period of intense focus on environmental upgrades results in a reduction of dioxin/furan and mercury emissions by more than 99% and 96%, respectively.

Alexandria, Virginia undergoes a major retrofit to respond to the U.S. EPA's new MACT standard.

We cross the pond and begin our European efforts, overseeing the design and start-up of the Trezzo, Italy EfW facility and subsequently assuming a role in its operations.

The onset of the new millennium signaled another transformational moment. In 2001, Ogden changed its name to Covanta Energy. Following a corporate restructuring, the company was purchased in 2004 by Danielson Holding Corporation and re-born as a stand-alone EfW company with a solid capital structure. The following year, Danielson adopted the Covanta name. It was during this same era that Tony Orlando became our President and CEO and Sam Zell our Chairman of the Board.


COVANTA
NYSE
'00s

2001 – Ogden becomes Covanta Energy with a new name derived from the concept that COoperation creates adVANTAges.

New executive leadership including the appointments of Sam Zell (left) as Chairman of the Board and Tony Orlando as President and CEO followed shortly thereafter.

2005 – Covanta's common stock begins trading on the New York Stock Exchange under the CVA symbol.

Acquisition of American Ref-Fuel enables us to enlarge our talent pool as well as add six EfW facilities to our fleet.

The second half of the millennium's first decade marked a period of growth through acquisition. In 2005, we acquired one of our largest competitors, American Ref-Fuel, adding six facilities and strengthening our presence in the important Northeast corridor. We then secured our position as America's largest EfW operator with the acquisitions of EnergyAnswers (two EfW facilities) and certain Veolia operating contracts (covering seven EfW facilities), bringing our total North American EfW portfolio to 41 facilities (44 worldwide). Our


STAR
WORKSITE
VPP
COVANTA
ENERGY

Haverhill, Massachusetts becomes Covanta's first facility to be granted STAR status in OSHA's Voluntary Protection Program.

2006–Complete successful testing of LN™ and VLN™ at Covanta Bristol. The new technologies, developed for existing facilities and new construction respectively, drive down NOx emissions to 50–70% below current standards.

Various transfer station acquisitions boost the efficiency and profitability of our operations.

focus on Europe and Asia also intensified. We began testing the waters in China and expansion in Europe, specifically in the UK, where efforts are underway to phase out landfills in favor of recycling and energy recovery.

In 2007, we launched our Clean World Initiative, to integrate efforts involving continuous environmental improvement and technological advancement, along with enhanced cooperation with governmental/non-governmental partnerships. Successes include joint programs that remediate marine debris from coastal waters, reward citizens for removing mercury from the waste stream and keep unused household



CWI

'00s



2007–Covanta completes the expansion project at Lee County, Florida, representing the first new addition in North American EfW capacity in over a decade.

Covanta enters into its first joint venture in China focused on building and operating EfW projects in that country.

The Clean World Initiative is launched to encapsulate our expanding global sustainability efforts.

drugs out of unwanted hands and our water.

We also intensified our focus on safety and the environment. We became one of the top ten operating companies nation-wide in the Occupational Safety and Health Administration (OSHA) Voluntary Protection Plan (VPP) STAR Program. More recently, we established a rigorous internal program called STEP-UP, which has dramatically improved our safety culture.

In 2008 we reached the 250 million ton milestone of waste processed; the equivalent of offsetting 250 million tons of greenhouse gas emissions.




FISHING
FOR ENERGY


250
MILLION TONS CARBON OFFSET
COVANTA



Fishing for Energy, a program that recovers derelict fishing gear from coastal waters, is launched. The program has gone on to garner significant attention, including receipt of the Coastal America Partnership Award in 2010.

2008–Covanta reaches an important milestone—the processing of 250 million tons of municipal solid waste—and celebrates the offsetting of 250 million tons of greenhouse gases.

2009/2010–Covanta once again enlarges its footprint, becoming the operator of seven EfW facilities and one transfer station acquired from Veolia North America.

Today, once again, we find ourselves in the right place at the right time. Awareness is on the rise regarding the negative effects of landfills and Energy-from-Waste is well recognized as a sustainable solution to waste management, clean renewable energy generation and climate change. The European Union is highly supportive of EfW and when the U.S. ultimately adopts clean energy legislation, Covanta will be perfectly positioned to be a key provider of clean, renewable Energy-from-Waste.

This year, we celebrate our 25th anniversary since commercial operations began. Original long-term waste contracts are coming to a close, and with each renewal, we are laying a foundation for the




EfW
COVANTA



'10

Kent County, Michigan conducts a mortgage burning ceremony to celebrate paying off their 20 year project debt.

Publication of our first Sustainability Report; named as a finalist in the prestigious Ceres—ACCA North American Sustainability Reporting Awards.

September, 2010– Paul Gilman, Covanta's Chief Sustainability Officer (second from left), and representatives from Project Kaisei meet with former President Bill Clinton to announce their joint commitment to the Clinton Global Initiative: to clean up ocean debris and test a new waste-to-fuel technology.

future. We have a deep and experienced bench of senior managers. We have become a respected presence in the UK, where EfW facilities are being bid, with construction to follow. While proud of the status we achieved to date, we remain driven to challenge the status quo.

Looking ahead, we see opportunities at various stages of development. In the short-term, we look forward to a groundbreaking ceremony in Durham/York, Ontario, Canada. In 2012, we expect to complete the H-Power facility expansion in Honolulu and our facilities in Chendgu and Taixing, China. Over the balance of the decade, we anticipate building a strong commercial presence in the UK.








STEP•UP
PARTNERSHIP FOR A SAFER TOMORROW



Covanta assists in the Gulf oil spill clean-up efforts by processing oil-soaked booms into energy.

Marine debris from the Great Pacific Garbage Patch is the clean-up target of Project Kaisei with a pilot project underway to create diesel from the recovered plastic. *(photo courtesy of NOAA)*

Launched the internal safety program STEP-UP, designed to accelerate continuous improvement of our safety program and achievement of an injury free workplace.

Rx4Safety is launched to recover and safely destroy unwanted medicines.

We are also excited about the potential for technological advancements. We are working on a concerted effort to commercialize the sale of diesel made from waste. That same process underlies our partnership with Project Kaisei, the basis of our commitment to the Clinton Global Initiative, to help recover marine debris from the ocean with the intent of converting it to diesel fuel. We will install our VLN™ technology at H-Power, thereby setting a new industry standard of NOx reduction. And, we are moving rapidly towards a time when we will significantly expand the menu of sustainability services provided to clients.


25th
ANNIVERSARY
ANNIVERSARY
DURHAM YORK
ENERGY CENTRE
500
MILLION TONS CARBON OFFSET
COVANTA
ENERGY

'11 and beyond

Covanta celebrates its 25th anniversary of operating EfW facilities.

Durham/York, Ontario will break ground, marking the first greenfield construction in North America since 1995.

H-Power's new boiler will come on-line, enabling the facility to power six percent of the Island of Oahu.

Covanta's owned or operated EfW facilities will process their 500 millionth ton of waste.

As part of this 20/20 vision, we are looking ahead in anticipation of future milestones. We will work to achieve our goal of VPP certification across all of our operations. Commercial operations will begin in the UK. And of course, we will ultimately process our 500 millionth ton of waste. What is most exciting however, is the notion that there are milestones out there not yet imagined. Our vision for the future is emboldened by the arc of our history. We know that whatever challenges and opportunities await us, we have the culture and determination to rise up and meet them successfully with the talent, commitment and creativity that defines Covanta. ■



Covanta UK to begin commercial operation of newly constructed EfW facilities.


VPP
Voluntary Protection Programs
An OSHA Cooperative Program

Covanta advances towards its goal of having 100% of its operations achieve VPP "STAR" status.


COVANTA

No one knows what's beyond the horizon, but one thing is certain—we will continue to pursue our mission: to be the world's leading EfW company.

▶ Dear Shareholders:

It is Covanta's custom to approach business with a 20/20 focus, ensuring clarity about our mission and using our experience to adapt for a successful future. As many of our original 20 year contracts reach their end and are successfully renewed, we continue to operate in a manner that insures we flourish for at least that long into the future. We look back to help pave the way ahead. Few businesses think long-term the way we do, but for Covanta it comes naturally and that helps us create sustainable value for the municipal clients and shareholders we serve.

Since our inception, we have successfully capitalized on market opportunities and weathered many challenges to prosper. With a new decade underway, it seemed like a good time to look back and extract lessons to better shape our future, ensuring we use what we have learned to remain adaptable. There is much wisdom to be gleaned from those who have been here throughout, providing stability to the organization and serving as mentors and leaders to a new generation of employees. Our vision of being the world's leading producer of Energy-from-Waste (EfW) endures. And, as we move forward, we will passionately pursue that vision and find new ways to create value for our shareholders. We are fortunate that our past labors have established a strong platform on which to build:

- *we have a solid base business*—one that continues to deliver strong financial performance;
- *we have a sustainable business model*—anchored by long-term customer relationships, institutional know-how, talented employees and hard to replicate assets;
- *we have a business that makes sense*—using common municipal waste as fuel to create clean renewable energy. This is a waste and energy solution that addresses civic, environmental and energy-related problems simultaneously, making it a solution now as well as for the long-term.

Our challenge for the future is to continue delivering value to clients and shareholders by effectively managing our existing assets, while also growing through the development of new facilities and technologies.

Our 20/20 theme tells a story of vision, endurance and increasing relevance. In the early 80s, we set out to build a business by providing unmatched service to our client communities; by continuously improving and adapting to their needs. Today that same philosophy drives everyone at Covanta as we seek to extend existing relationships, attract new customers, deploy innovative technologies and develop new projects. And, notwithstanding the evolution of our business over the years, some things remain constant—the permitting and development of new projects remains complex, controversial and time consuming.

Yet as we look back it is clear, when we and our clients persevered, long-term value was created and the communities we serve benefited. Our tenacity in holding to our collective vision has been vindicated beyond our expectations, as Covanta became one of the world's leading EfW producers and our clients reaped the long-term benefits of predictable, sustainable waste disposal and locally generated renewable power. Each of the projects we operate in partnership with our clients serves as the cornerstone of a cost effective and sustainable waste disposal system. And now, as approximately 20% of them have paid off their project debt with others soon to follow, the result is exceptional debt free assets that run like new.

With the institutional knowledge gained over the years, we see a bright future ahead, filled with opportunities to expand relationships with long-standing clients and forge new relationships to grow our business. That's our 20/20 vision—the perspective and agility gained since we began to execute our vision in the early 80s will help our business thrive well into the future.

A Year of Renewal

OPERATIONS REVIEW

Producing Energy-from-Waste—sounds hard to do and it is. Our goal is to make it look easy by getting better each and every year. This past year we achieved that goal in virtually every measure we consider important. First among these is our workplace safety. We re-doubled our efforts to be the best. We were not satisfied with being in the top 10 nationwide in OSHA's prestigious Voluntary Protection Plan STAR program—we stepped-up to a higher level to drive our safety culture and achieve our best results ever.

We utilized our operating expertise to achieve immediate efficiencies from the seamless integration of seven newly-acquired EfW operations, which will continue to deliver benefits as we move forward. We now own and/or operate 41 North American EfW facilities, making us far and away the largest operator in the region. In the Americas, we converted 19 million tons of waste into clean renewable energy, our best production year ever, and once again our boiler availability exceeded 91%.

We continue to find new ways to leverage our large operating platform and extensive experience—we call this asset management. Programs initiated in 2010 will help fuel our future growth. We are introducing time-tested operating protocols to boost production at newly acquired facilities, while expanding the use of our regional maintenance teams and our national purchasing programs to drive down costs across our fleet. Our special waste program is also being expanded. And, we will continue our highly successful track record of renewing contracts with long-term clients, as exemplified by the mutually beneficial seven year contract extension recently entered into with our Huntington client.

We made good progress on the construction front in 2010, as we continued to utilize the expertise gleaned from constructing 23 EfW facilities and facility expansions. In Hawaii, we are expanding the facility we operate on behalf of our client by 900 tons per day; when complete, capacity will be increased by 40% and the facility will produce 6% of the electricity needed to power the island of Oahu. More telling is the fact that our operating contract will be extended by 20 years, demonstrating that we and our clients share a collective belief in the long-term value and viability of our EfW solutions.

Renewal also means redeploying assets, directing them to where they create the greatest value. For this reason, during 2010, we decided to sell our non-core assets in India, the Philippines and Bangladesh; we have already sold one facility, Samalpatti in India, and signed a definitive agreement to sell Quezon in the Philippines. By returning a portion of the proceeds to shareholders and retaining the balance for investment, our redeployment of assets affirms our commitment to maximizing shareholder value both in the short and long-term.

FINANCIAL REVIEW

In 2010, another strong year of operations enabled us to turn in good financial results. Our revenues from continuing operations increased approximately $200 million or 14% to $1.6 billion. Free Cash Flow [1], the financial metric we view as the best indication of our liquidity and overall standing, rose 6% from 2009 to $318 million based on our continuing operations. During the year, contributions from the newly-acquired facilities and a significant upturn in our recycled metals related revenues enabled us to overcome challenges resulting from lower power and spot waste pricing. These results illustrate once again our ability to deliver sound financial results, in difficult economies as well as during boom times.

As much as we focus on operations and client service, we never lose sight of one of our primary goals, which is to enhance shareholder value. Last summer, we issued a one-time $1.50 per share special cash dividend, which totaled $233 million. During the second half of 2010, we repurchased $95 million of stock, or 4% of our outstanding shares. All in, $328 million was returned to shareholders during the year. We remain committed to returning to shareholders capital that is not needed for imminent investment.

We also strengthened our balance sheet, taking advantage of a strong high-yield market to redeem most of our 1% Convertible Debentures which are callable in February 2012. The new high-yield debt we issued provides us with an attractive cost of capital and flexible covenants, permitting our continued pursuit of growth and capital return activities. Here again, we are focused on long-term sustainable value—locking in an attractive rate for a 10-year term and introducing Covanta to the important high-yield market so that we will have the option to quickly raise capital in the future should that make sense.

SUSTAINABILITY—GOOD FOR THE ENVIRONMENT; GOOD FOR BUSINESS

We never tire of touting the sustainable benefits of Energy-from-Waste, but in 2010 we went a step further and solidified Covanta's role as a conscientious corporate citizen by publishing our first sustainability report. It is our commitment to superior transparency in the areas of performance, governance and stakeholder engagement

(1) Non- GAAP Financial Measure. Please see the calculation on page 21.

that sets us apart from so many others. This document, available online at *covantaenergy.com/sustainability,* presents aspects of our practices, priorities and performance—especially those related to our Clean World Initiative—in unprecedented detail. And, this is not a one-time event. Future issues will illustrate our commitment to attainment of more rigorous self-imposed standards, as our long-term endurance depends upon our ability to meet key social concerns—the long-term health of our environment being front and center.

In addition to the release of this seminal publication, the Clean World Initiative expanded its reach on several other important fronts in 2010. Our Fishing for Energy program tackled the western seaboard of the U.S., with collection events in Astoria, Oregon and Moss Landing Harbor in California. This program, a partnership between Covanta Energy, the National Fish and Wildlife Foundation, the National Oceanic and Atmospheric Administration Marine Debris Program and Schnitzer Steel Industries, Inc., provides commercial fisherman a cost-free way to recycle old and unusable fishing gear. The gear is stripped of metal for recycling and processed into clean renewable energy at a Covanta EfW facility. Since its inception in 2008, Fishing for Energy has recycled and recovered approximately one million pounds of old fishing gear and was recently honored with the prestigious Coastal America Partnership Award. In a parallel example of civic collaboration, we elected to extend Rx4Safety, our successful program which provides safe, environmentally sound destruction of outdated and unwanted household medications at our EfW facilities. In the past year alone, we destroyed more than 30,000 pounds of expendable pharmaceuticals, keeping them from contaminating our precious waterways or falling into the wrong hands. We are proud to be working with organizations such as the Product Stewardship Institute and national organizations such as the Prescription Pill and Drug Disposal Program to ensure the safe destruction of these drugs, with the added benefit of providing clean, renewable electricity.

Lastly, although not a new initiative, we were gratified to be in a position to assist our neighbors in the Gulf of Mexico following last year's horrendous oil spill, by processing oil soaked booms extracted from local waters, thereby turning dirty residue otherwise destined for landfills into clean electricity.

The Persistence of Value

In order to look ahead, we constantly look within, extracting lessons from the past to help us forge a better path for a future of longevity and strength. We see a sound company built around a strong and stable core which provides solid cash flow and the luxury of being strategic and selective when evaluating growth opportunities.

During 2010, we eliminated or curtailed development activities on several fronts in response to economic and other factors. Our development spending in China is one example; success was coming too slowly and returns did not justify continued activity. Construction on our Dublin project was derailed by the political and economic turmoil in Ireland. At this point the project's future is uncertain—as events in Ireland unfold we'll assess the situation and proceed only if makes sense for us and our client.

We also cut back on development spending in the U.S. The combination of uncertainty relating to a national renewable energy policy, persistently low natural gas prices and lower waste disposal pricing made it clear that developing conventional EfW projects would be difficult in the absence of an economic recovery or legislative stimulus. In his second State of the Union address, President Obama called for increased investment in clean energy "that will strengthen our security, protect our planet and create countless new jobs for our people." His stated goal of generating 80% of our energy from clean sources by 2035 is ambitious, challenging and the right thing to do. We are confident that when clean energy legislation is ultimately signed into law, it will enhance our domestic EfW growth opportunities.

But at this time we've narrowed our sights. Our restraint reflects the high standards of fiscal responsibility we owe to our stakeholders and the wisdom we've drawn from our past experience. It also intensifies our focus on the development opportunities with the greatest chance for success.

The UK market remains our best opportunity. Our growth pipeline continues to be fueled by the progressive environmental policies of the European Union. Many European countries have levied punitive taxes on landfills, recognizing their detrimental effect on a community's air, land and groundwater. In the UK alone, the tax is £48 per tonne, and will grow to £80 per tonne by 2014. This is a testament to their support of EfW combined with recycling as the preferred approach to waste management. In turn, we are currently pursuing six facilities representing a total annual waste disposal capacity exceeding three million tonnes. Given the challenges common to developing complex infrastructure, we expect that only some of these projects will come to fruition, but our advance work in the UK market has earned us good traction and we are optimistic about our potential for growth. We also know, as we review with satisfaction the enormous value creation associated with our existing EfW portfolio, that once built, these new facilities will be meaningful contributors.

On this side of the Atlantic, we are pursuing targeted opportunities in the U.S. and Canada. The Durham/York project near Toronto is making the best progress and we hope that later this year, our clients will issue a notice to proceed with construction.

We are working hard to advance the most important projects in our pipeline, but as the saying goes, you can't speed up the harvest. Timing will be driven largely by permit approvals and municipal procurement decisions—we hope this year will bring greater clarity on both fronts.

While pursuing exciting and value-creating development opportunities, we continue to keep our eye on the new technology ball. We relentlessly strive to reduce emissions, improve our operations and make them more competitive. We are particularly excited about new innovations stemming from our Clean World Initiative that complement our core EfW business, such as our effort to convert waste to renewable diesel fuel. An adjunct of that work is our commitment to the Clinton Global Initiative, which involves a partnership between us and Project Kaisei to collect plastic fouling our oceans and explore converting it into renewable diesel fuel.

We are also looking at new ways to advance the technology and operating know-how applicable to our existing EfW operations. As we continue to apply the concept of continuous improvement, we are confident that we can deliver incremental gains in productivity. In 2011, for example, we are focused on processes to increase our extraction of metals which can then be recycled and to modify our ash handling, with the effect of reducing both the volume and cost associated with its disposal.

The various initiatives noted above are representative of the many actions we have taken through the years to enhance the value of our business. We always have been, and remain, focused on creating value by servicing our customers and managing our existing assets, as well as developing new projects, advocating for beneficial policies and driving ground-breaking innovation.

Foresight is 20/20

From its inception, Covanta saw a vibrant future for Energy-from-Waste and from where we stand today, that vision remains unimpaired. Indeed, it is more clear today than ever before. We enjoy a stable business model that enables us to deliver consistent performance year after year. This steadfast approach has served us well in calm times as well as turbulent ones, and creates a steady foundation upon which to face future challenges and embrace future opportunities.

The story of Covanta is told every day in various ways that breathe life into our unrelenting vision. It is the environmental stewardship of our client communities, the experience and expertise of our dedicated employees and the loyal support of our shareholders that make our company a successful and gratifying place to work. Our thanks go out to all those who share our vision of making this a cleaner, safer and more sustainable world by creating Energy-from-Waste.



SAMUEL ZELL
Chairman of the Board of Directors



ANTHONY J. ORLANDO
President and Chief Executive Officer

Energy-from-Waste facilities offer a safe, technologically advanced means of waste disposal while also generating clean renewable energy, reducing greenhouse gas emissions and supporting recycling through the recovery of metals.



1
2
3
4
5
6
7
8
9
10
11

How EfW Works

1 Municipal waste is delivered to our facilities and stored in a bunker.
2 The waste is transferred to a combustion chamber where self-sustaining combustion is maintained at extremely high temperatures. We maintain the building around the tipping and bunker area under negative pressure and use this air in the combustion process to control odor.
3 The heat from the combustion process boils water.
4 & 5 The steam from the boiling water is used directly or more frequently, the steam drives a turbine that generates electricity.
6 Electricity is distributed to the local grid.
7 Ash from combustion is processed to extract metal for recycling. It is then combined with residue from the air pollution control process (see items 9 and 10).
8 The combined ash is either disposed of in a monofill that receives only that waste, used as cover material at a conventional landfill, or landfilled with other waste.
9 All gases are collected, filtered, and cleaned before being emitted into the atmosphere. We manage gas from the combustion process with state-of-the-art air pollution control technology that operates to state and federal standards.
10 We control emissions of particulate matter primarily through a baghouse (fabric filter).
11 We monitor criteria and other pollutants and operating parameters to ensure compliance with permit conditions.

Covanta by the Numbers

20 million tons of trash processed annually ▶▶ 9 million megawatt hours of electricity ▶▶ Power 1 million homes

More than 350 million tons of trash processed in total by facilities we own/operate ▶▶ More than 350 million tons of greenhouse gases offset ▶▶ Equivalent to planting over 8 billion trees

Waste Hierarchy

The waste hierarchy identifies five waste-management activities in descending order of preference. The preferred activity is waste reduction; the least desirable is landfill disposal. The European Union and the U.S. Environmental Protection Agency have each concluded that municipal solid waste, if managed according to this waste hierarchy, can help to maximize energy savings and minimize greenhouse gas emissions.


REDUCE
REUSE
RECYCLE
▶ RECOVERY/ENERGY-FROM-WASTE
LANDFILL

The World View[1]

The U.S. and the UK still rely on landfills. Compared to many of our global neighbors, we have a great deal of room for improvement by significantly increasing our utilization of both recycling and EfW.


7
24
69
United States
11
40
49
United Kingdom
4
45
51
Denmark
1
32
67
Germany
Energy-from-Waste
Recycling/Composting
Landfill Waste

(1) Source: Biocycle and Eurostat

Selected Financial Data
Statements of Income

(In thousands, except per share amounts)

		For the Years Ended December 31,	
Operating Revenues	**2010**	**2009**	**2008**
Waste and service revenues	$ 1,036,064	$ 916,232	$ 931,409
Electricity and steam sales	419,535	417,099	401,017
Other operating revenues	126,702	50,615	69,110
Total operating revenues	1,582,301	1,383,946	1,401,536
Operating Expenses			
Plant operating expenses	943,306	821,381	774,904
Other operating expenses	120,137	48,084	65,229
General and administrative expenses	102,582	109,235	97,016
Depreciation and amortization expense	189,758	196,708	192,232
Net interest expense on project debt	37,677	44,536	47,816
Write-down of assets, net of insurance recoveries	34,275	—	(8,325)
Total operating expenses	1,427,735	1,219,944	1,168,872
Operating income	154,566	164,002	232,664
Other Income (Expense)			
Investment income	831	1,942	3,033
Interest expense	(45,160)	(38,118)	(46,804)
Non-cash convertible debt related expense	(39,057)	(24,290)	(17,979)
Loss on extinguishment of debt	(14,679)	—	—
Total other expenses	(98,065)	(60,466)	(61,750)
Income from continuing operations before income tax expense and equity in net income from unconsolidated investments	56,501	103,536	170,914
Income tax expense	(23,355)	(42,558)	(79,158)
Equity in net income from unconsolidated investments	1,560	3,011	716
Income from continuing operations	34,706	63,989	92,472
Income from discontinued operations (including loss on assets held for sale of $7,797 pre-tax in 2010), net of income tax expense of $8,318, $7,486 and $5,402, respectively	35,691	46,439	43,449
Net Income	**70,397**	**110,428**	**135,921**
Less: Net income from continuing operations attributable to noncontrolling interests in subsidiaries	(4,850)	(3,551)	(3,321)
Less: Net income from discontinued operations attributable to noncontrolling interests in subsidiaries	(3,893)	(5,232)	(3,640)
Total net income attributable to noncontrolling interests in subsidiaries	(8,743)	(8,783)	(6,961)
Net Income Attributable to Covanta Holding Corporation	**$ 61,654**	**$ 101,645**	**$128,960**
Amounts Attributable to Covanta Holding Corporation Stockholders:			
Continuing operations	$ 29,856	$ 60,438	$ 89,151
Discontinued operations, net of tax expense	31,798	41,207	39,809
Net Income Attributable to Covanta Holding Corporation	$ 61,654	$ 101,645	$ 128,960
Earnings Per Share Attributable to Covanta Holding Corporation Stockholders:			
Basic			
Continuing operations	$ 0.19	$ 0.39	$ 0.58
Discontinued operations	0.21	0.27	0.26
Covanta Holding Corporation	$ 0.40	$ 0.66	$ 0.84
Weighted Average Shares	153,093	153,694	153,345
Diluted			
Continuing operations	$ 0.19	$ 0.39	$ 0.57
Discontinued operations	0.21	0.27	0.26
Covanta Holding Corporation	$ 0.40	$ 0.66	$ 0.83
Weighted Average Shares	153,928	154,994	154,732
Cash Dividend Paid Per Share:	**$ 1.50**	**$ —**	**$ —**

Balance Sheet Data[A]

(In thousands)

Assets	2010	2009	2008
			As of December 31,
Cash and cash equivalents	$ 126,439	$ 418,089	$ 168,187
Restricted funds held in trust	232,992	239,901	280,880
Assets held for sale	190,957	199,654	205,257
Property, plant and equipment, net	2,478,019	2,540,944	2,484,836
Total Assets	4,676,302	4,934,282	4,279,989
Liabilities and Equity			
Long-term debt	$ 1,564,411	$ 1,437,706	$ 948,518
Project debt	803,303	928,215	1,026,334
Liabilities held for sale	34,266	52,436	67,687
Total Liabilities	3,515,843	3,517,113	3,055,938
Total Covanta Holding Corporation stockholders' equity	1,127,686	1,383,006	1,189,037

Statements of Cash Flow Data from Continuing Operations[A]

(In thousands)

For the Years Ended December 31,	2010	2009	2008
Cash flow provided by operating activities from continuing operations	$ 392,114	$ 351,989	$ 359,104
Maintenance capital expenditures [B]	$ (73,972)	$ (51,870)	$ (60,609)
Capital expenditures associated with project construction/development	(20,647)	(13,232)	(1,208)
Capital expenditures associated with technology development	(6,130)	(5,007)	(5,882)
Capital expenditures—other	(14,096)	(3,443)	(20,191)
Total purchase of property, plant and equipment	$ (114,845)	$ (73,552)	$ (87,890)
Acquisition of businesses, net of cash acquired	$ (130,254)	$ (265,644)	$ (73,393)
Purchase of equity interests	—	(8,938)	(18,503)
Acquisition of land use rights	(18,545)	—	(16,727)
Acquisition of noncontrolling interest in subsidiaries	(2,000)	(23,700)	—
Proceeds from borrowings on long-term debt	400,000	460,000	—
Net cash used for scheduled principal payments of long-term debt	(6,810)	(6,591)	(6,877)
Net cash used for scheduled principal payments of project debt [C]	(170,203)	(120,767)	(142,218)
Net (decrease) increase in cash and cash equivalents	(293,037)	241,290	42,987
Cash paid for interest	83,715	85,515	106,778
Cash paid for income taxes, net of refunds	4,279	1,736	17,268

Reconciliation of Cash Flow Provided by Operating Activities to Free Cash Flow from Continuing Operations[A]

(In thousands)

For the Years Ended December 31,	2010	2009	2008
Cash flow provided by operating activities from continuing operations	$ 392,114	$ 351,989	$ 359,104
Less: Maintenance capital expenditures [B]	(73,972)	(51,870)	(60,609)
Free Cash Flow from Continuing Operations	$ 318,142	$ 300,119	$ 298,495

Calculation of Free Cash Flow Available After Scheduled Payments[A]

(In thousands)

For the Years Ended December 31,	2010	2009	2008
Free Cash Flow from Continuing Operations	$ 318,142	$ 300,119	$ 298,495
Net cash used for scheduled principal payments of project debt [C]	(170,203)	(120,767)	(142,218)
Net cash used for scheduled principal payments of long-term debt	(6,810)	(6,591)	(6,877)
Distributions to partners of noncontrolling interests in subsidiaries	(6,077)	(6,323)	(4,576)
Free Cash Flow available after scheduled payments	$ 135,052	$ 166,438	$ 144,824

(A) The complete consolidated financial statements, including notes, can be found in the company's Annual Report on Form 10-K for the year ended December 31, 2010.
(B) Capital Expenditures primarily to maintain and extend the life of existing facilities.
(C) Principal payments on project debt are net of restricted funds held in trust used to pay debt principal of $3 million, $46 million and $30 million for the years ended December 31, 2010, 2009 and 2008, respectively. Principal payments on project debt exclude project debt refinancing transactions of $29 million and $64 million for the years ended December 31, 2010 and 2009, respectively.

Board of Directors and Executive Officers

Board of Directors

Samuel Zell
Chairman of the Board
Covanta Holding Corporation
Chairman of the Board
Equity Group Investments, L.L.C.

David M. Barse
President and Chief Executive Officer
Third Avenue Management LLC

Ronald J. Broglio
President
RJB Associates

Peter C.B. Bynoe
Partner and Chief Operating Officer
Loop Capital LLC
Senior Counsel
DLA Piper US, LLP

Linda J. Fisher
Vice President, Safety, Health & Environment and Chief Sustainability Officer
E.I. du Pont de Nemours and Company

Joseph M. Holsten
Chief Executive Officer and Vice Chairman of the Board
LKQ Corporation

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation

William C. Pate
Managing Director
Equity Group Investments, L.L.C.

Robert S. Silberman
Chairman of the Board of Directors and Chief Executive Officer
Strayer Education, Inc.

Jean Smith
Managing Director
Gordian Group, L.L.C.

Senior Management

Anthony J. Orlando
President and Chief Executive Officer

John M. Klett
Executive Vice President and Chief Operating Officer

Sanjiv Khattri
Executive Vice President and Chief Financial Officer

Timothy J. Simpson
Executive Vice President, General Counsel and Secretary

Paul Gilman
Senior Vice President and Chief Sustainability Officer

Michael A. Wright
Senior Vice President and Chief Human Resources Officer

Thomas E. Bucks
Vice President and Chief Accounting Officer

Seth Myones
President, Americas
Covanta Energy Corporation

In 2010, our Chief Executive Officer submitted to the New York Stock Exchange ("NYSE") the annual certification regarding Covanta's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. In addition, our Chief Executive Officer and Chief Financial Officer provided all certifications required by the U.S. Securities and Exchange Commission regarding the quality of Covanta's public disclosures in its reports during 2010.

Shareholder Information

Corporate Office
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960
covantaenergy.com

Independent Accountants and Auditors
Ernst & Young LLP
Metropark, NJ

Investor Services
If you have questions regarding security ownership or would like to request printed information, including the most recent Annual Report on Form 10-K, please contact the Company's Investor Relations Department. Write to the corporate office address, *Attention: Investor Relations Department*, or call 862.345.5000.

Please send change of address notices directly to the Transfer Agent.

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8124
718.236.2641 Fax

Overnight Address
American Stock Transfer and Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

This 2010 Annual Report to Shareholders ("2010 Annual Report") contains an overview of our business, as well as information regarding our operations during 2010 and other information that our shareholders may find useful. Our 2010 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission ("SEC") on February 22, 2011 (the "2010 Form 10-K"). Please note, however, that the 2010 Form 10-K is not incorporated by reference into this 2010 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this 2010 Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the SEC, all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Covanta and its subsidiaries, or general industry or broader economic performance in global markets in which Covanta operates or competes, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Covanta cautions investors that any forward-looking statements made by Covanta are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Covanta, include, but are not limited to, the risk that Covanta may not successfully close its announced or planned acquisitions or projects in development and those factors, risks and uncertainties that are described in periodic securities filings by Covanta with the SEC. Although Covanta believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Covanta's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this 2010 Annual Report are made only as of the date hereof and Covanta does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Performance Graph

The following graph sets forth a comparison of the yearly percentage change in the Company's cumulative total stockholder return on common stock with the Standard & Poor's 500 Stock Index* and the Dow Jones Waste & Disposal Services Index**. The foregoing cumulative total returns are computed assuming (a) an initial investment of $100, and (b) the reinvestment of dividends at the frequency which dividends were paid during the applicable years. The graph below reflects comparative information for the five fiscal years beginning with the close of trading on December 31, 2005 and ending December 31, 2010. The stockholder return reflected below is not necessarily indicative of future performance.



$250
$200
$150
$100
$50
$0
12/05
6/06
12/06
6/07
12/07
6/08
12/08
6/09
12/09
6/10
12/10
Covanta Holding Corporation
Standard & Poor's 500 Stock Index
Dow Jones Waste & Disposal Services Index

* The Standard & Poor's 500 Stock Index is a capitalization–weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

** The Dow Jones Waste & Disposal Services Index is maintained by Dow Jones & Company, Inc. As described by Dow Jones, the Dow Jones Waste & Services Index consists of providers of pollution control and environmental services for the management, recovery and disposal of solid and hazardous waste materials, such as landfills and recycling centers.

About the Production of this Book

Printing This book was printed in its entirety using the latest ultraviolet (UV) technology. UV inks do not produce harmful by-products like standard printing inks. This eliminates the need for solvents that release volatile organic compounds (VOCs) into the atmosphere. Empty ink containers require no special disposal method and UV printed material can be safely recycled. The printer of this book is certified by the Forest Stewardship Council (FSC), ensuring that it meets the highest standards of responsible forest management.


FSC

Paper This annual report is printed on elemental chlorine-free FSC-certified paper. Mohawk purchases enough Green-e certified renewable energy certificates (RECs) to match 100% of the electricity used in its operations. These RECs combined with verified emission reduction credits (VERs) purchased to offset thermal manufacturing emissions for Mohawk Solutions mean that the cover portion of this report is made carbon neutral within Mohawk's manufacturing processes.


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-001613
© 1996 Forest Stewardship Council
FSC


MOHAWK
manufactured with windpower

Design: Petrick Design, Chicago.

Covanta is an internationally recognized owner and operator of Energy-from-Waste and renewable energy projects. Our state-of-the-art facilities convert municipal solid waste into clean, renewable energy for communities around the world.

For more information, visit covantaenergy.com.

COVANTA
ENERGY
for a cleaner world